Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
The information presented, which includes an email from Ed Clark sent to TD Bank Financial Group employees on January 21, 2008, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described earlier: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS AN EMAIL FROM ED CLARK SENT TO TD BANK FINANCIAL GROUP EMPLOYEES ON JANUARY 21, 2008.
To: TDBFG SVPs and above
Subject: FYI: Follow-up to our discussion
Please share with your teams.
Further to our discussion this afternoon on the current market volatility and some of the questions our employees might have about TD’s stock price, I wanted to recap our discussion.
As you know, the challenged market conditions and nervous investor sentiment continue to fuel speculation about a potential U.S. recession. In step with these worries, there is further downward pressure on bank stocks, due in part to the fact that many investors have become bearish on the sector. There’s no question the financial services industry remains under a microscope regarding further write-downs due to U.S. sub-prime and related issues. Even though TD doesn’t have any exposure to these issues, the market mood is not yet in a place where major distinctions are being made between positive and negative outliers. Over time though, the market should start to differentiate between banks on the basis of the quality of their earnings. Pointing to this is the fact that so far in fiscal 2008 TD is down the least of our Canadian and U.S. bank peers.
The downturn in the market hurts some of our businesses directly — TD Securities and TD Waterhouse. The uncertainty in the market has hurt spreads in both Canada and the U.S., and impacts on deposit growth. If a major slowdown occurs, all of our businesses will be hurt and loan losses will rise. So what should we be doing differently based on what’s happening? My message would be the same one I gave you at the SMG meeting in December. Our focus, which sets us apart, remains the same — we’re franchise builders. We create strong businesses for the long term. This approach is part of our commitment to growing TD in a way that sees us only take risks where the risks are the ones we can understand and measure. As I said at the SMG, we’ve had an economic view for some time that we should expect a slowdown in 2008. But that doesn’t mean we are going to stop doing the things that build a great franchise. We have to keep investing for the future. Yes, we have to be prudent on expenses. We have to be tough on “nice to do” expenses. We have to find ways to re-engineer our businesses to make us more efficient and to improve customer service. These are the steps we would take anyway whether the market were up or down. What we are not going to do is have a fire drill just because the market is down. And we’re not going to shift strategies or endanger future growth.
I expect your teams may ask you questions on the current environment and TD’s stock price, so here are some key messages that I think will be helpful:
-  Right now, our stock price is largely being impacted by a number of factors out of our control. All banks are under a microscope in light of recent write-downs (U.S. sub-prime, ABCP, etc.). Even though TD doesn’t have exposures here, we aren’t immune to the fluctuations that are being seen in the market.
-  There continues to be wide speculation about a U.S. recession and obviously investors are waiting to see us deliver on both the Commerce transaction and our organic growth plans with TD Banknorth.

-  We remain confident that TD will succeed in 2008. We’re doing everything right to be a model for the North American financial services industry. A high growth, customer focused, integrated bank that owns the brand position of North America’s most convenient bank.
-  We recognize that this might be unsettling for employees but there have been many periods in history where the markets have gone up, and down.
Overall, we should feel great about the things we’ve done to position TD for the future. Looking out, we have an incredible opportunity to become the most dynamic and customer focused bank in North America.
Ed
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.